As filed with the Securities and Exchange Commission on August 28, 1998
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                            -----------------------
                                SCHEDULE 14D-1
                               (Final Amendment)

                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                        DECRANE AIRCRAFT HOLDINGS, INC.


                           (Name of Subject Company)
                         DLJ MERCHANT BANKING II, L.P.
                         DLJ MERCHANT BANKING II, INC.
                            DECRANE ACQUISITION CO.


                                   (Bidders)
                                 COMMON STOCK
                        (Title of Class of Securities)

                            -----------------------
                                   243662103
                                (Cusip Number)


                                 Thompson Dean
                  c/o DLJ Merchant Banking Partners II, L.P.
                                277 Park Avenue
                              New York, NY 10172
                           Telephone: (212) 892-3000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)



                                   Copy to:
                             George R. Bason, Jr.
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                           Telephone: (212) 450-4000

================================================================================


     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on July 22, 1998 (as amended from time to time, the Schedule 14D-1) by DeCrane Acquisition Co., a Delaware corporation (the Purchaser), DLJ Merchant Banking II, L.P., a Delaware limited partnership, and DLJ Merchant Banking II, Inc., a Delaware corporation. The Schedule 14D-1 and this Amendment relate to a tender offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, of DeCrane Aircraft Holdings, Inc., a Delaware corporation, at a purchase price of $23.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed with the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

Item 6.   Interest in Securities of the Subject Company.

     Item 6 is hereby supplemented and amended to incorporate by reference the information set forth in the Press Releases issued by the Purchaser on August 28, 1998, attached hereto as Exhibit (a)(9) and Exhibit (a)(10).

Item 11.    Material to be Filed as Exhibits.

     Item 11 is hereby supplemented and amended by adding the following exhibits:

     (a)(9)    Text of Press Release issued by the Purchaser on August 28,
     1998.

     (a)(10)   Text of Press Release issued by the Purchaser on August 28,
     1998.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 28, 1998

                                            DLJ MERCHANT BANKING II, L.P.

                                            By: DLJ Merchant Banking II, Inc.


                                            By: /s/ Ivy Dodes
                                                ----------------------------
                                                 Name:  Ivy Dodes
                                                 Title:  Vice President




                                            DLJ MERCHANT BANKING II, INC.



                                            By: /s/ Ivy Dodes
                                                ----------------------------
                                                 Name:  Ivy Dodes
                                                 Title:  Vice President




                                           DECRANE ACQUISITION CO.



                                           By: /s/ Timothy J. White
                                                ----------------------------
                                                 Name:  Timothy J.  White
                                                 Title:  Vice President






                                                           Exhibit (a)(9)

FOR IMMEDIATE RELEASE
August 28, 1998

                   TENDER OFFER FOR DECRANE SHARES EXTENDED

         New York, NY (August 28, 1998) -- DLJ Merchant Banking Partners II, L.P. announced today that its wholly-owned subsidiary, DeCrane Acquisition Co., has extended until 10:30 A.M., New York City time, on Friday, August 28, 1998 the expiration date of its $23.00 per share cash tender offer for all of the outstanding shares of common stock of DeCrane Aircraft Holdings, Inc. (Nasdaq:DAHX) The offer, which commenced on July 22, 1998, had previously been scheduled to expire at 12:00 Midnight, New York City time, on Thursday, August 27, 1998. Approximately 7.5 million shares of DeCrane Aircraft common stock, representing approximately 99% of the outstanding common stock, have been tendered in the tender offer. Acceptance for payment is expected to occur on Friday, August 28.

         DLJ Merchant Banking Partners II, L.P., a $3 billion fund dedicated to private equity and equity-related investments, seeks significant capital appreciation through domestic and international investments in common or preferred stock and debt or other securities in leveraged acquisitions and corporate joint ventures. Since its formation in November 1996, DLJ Merchant Banking Partners II has consummated (or contracted to consummate) 22 transactions valued at approximately $10 billion, the largest of which include Ameriserve, DecisionOne, Duane Reade, Thermadyne and Von Hoffman Press.

         DeCrane Aircraft, based in El Segundo, California, is a leader in the manufacturing and integration of avionics components primarily for the commercial aircraft market, with the balance for the corporate, military, and regional airplane sectors. The firm has grown rapidly, mainly through acquisitions, and believes itself well positioned to participate in an ongoing consolidation of the fragmented aerospace-supplier industry.


                                                           Exhibit (a)(10)

FOR IMMEDIATE RELEASE
August 28, 1998

                   TENDER OFFER FOR DECRANE SHARES COMPLETED

         New York, NY (August 28, 1998) -- DLJ Merchant Banking Partners II, L.P. announced today that the $23.00 per share cash tender offer made by its wholly-owned subsidiary, DeCrane Acquisition Co., for all of the outstanding shares of common stock of DeCrane Aircraft Holdings, Inc. (Nasdaq:DAHX) expired at 10:30 A.M., New York City time, on Friday, August 28, 1998, and that DeCrane Acquisition has accepted for payment all common shares of DeCrane Aircraft tendered pursuant to the offer. Payment for such shares will be made promptly in accordance with the terms of the offer.

         Approximately 7.5 million shares of DeCrane Aircraft common stock, representing approximately 99% of the outstanding common stock, were tendered in the tender offer. DLJ Merchant Banking II anticipates that the merger between DeCrane Acquisition and DeCrane Aircraft will occur promptly. The value of the transaction is approximately $173 million.

         DLJ Merchant Banking Partners II, L.P., a $3 billion fund dedicated to private equity and equity-related investments, seeks significant capital appreciation through domestic and international investments in common or preferred stock and debt or other securities in leveraged acquisitions and corporate joint ventures. Since its formation in November 1996, DLJ Merchant Banking Partners II has consummated (or contracted to consummate) 22 transactions valued at approximately $10 billion, the largest of which include Ameriserve, DecisionOne, Duane Reade, Thermadyne and Von Hoffman Press.

         DeCrane Aircraft, based in El Segundo, California, is a leader in the manufacturing and integration of avionics components primarily for the commercial aircraft market, with the balance for the corporate, military, and regional airplane sectors. The firm has grown rapidly, mainly through acquisitions, and believes itself well positioned to participate in an ongoing consolidation of the fragmented aerospace-supplier industry.